VEON appoints new co-CEOs Ursula Burns to remain as Chairman Amsterdam, 13 February 2020 – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global provider of connectivity and digital services, today announces the appointment of Sergi Herrero and Kaan Terzioğlu as co-Chief Executive Officers, effective from March 1st, 2020. Ursula Burns, who was appointed as Executive Chairman in July 2017 and CEO in December 2018, will remain as VEON’s Chairman. Kaan and Sergi will jointly drive performance in the Group, with complementary focus areas. Kaan will lead on VEON’s core telecommunication services and oversee operations in Russia, Kazakhstan, Uzbekistan, Kyrgyzstan and Georgia. Sergi will lead on building new ventures, digital products, partnerships and oversee operations in Pakistan, Ukraine, Algeria, Bangladesh and Armenia. Sergi and Kaan become co-CEOs following four months as VEON’s Joint Chief Operating Officers. Before joining VEON, Sergi served as Facebook’s Global Director of Payments and Commerce Partnerships where he helped to build and expand Facebook’s successful payments business. Kaan was previously CEO of Turkcell, leading it through a successful transformation to a digital operator. Commenting on the appointments, Ursula said: “Kaan and Sergi are a formidable leadership team, with each bringing complementary skills and experience, further positioning VEON to strengthen our core connectivity business while expanding our suite of digital services. I thank my colleagues for their support and hard work during my time as CEO. Together, we have strengthened VEON by ensuring solid operational and financial performance; attracting world-class senior talent; simplifying our corporate structure and introducing a new strategy with the aim of fueling growth. I look forward to supporting Sergi and Kaan as VEON’s Chairman.” Commenting on their appointments as VEON’s Co-CEOs Sergi and Kaan, said: “Our 212 million customers are at the centre of how we plan to drive growth across every one of our operating companies and business lines. Connectivity is a fundamental part of our offer which we are committed to growing. However, we are equally focused on addressing the growing demand for locally relevant digital services across our ten operating countries. Ursula has successfully set VEON up for sustainable growth and we are determined as co- CEOs to capture opportunities, with her continued support as Chairman.”

About VEON VEON is a NASDAQ and Euronext Amsterdam-listed global provider of connectivity and internet services, headquartered in Amsterdam. Our vision is to empower customer ambitions through technology, acting as a digital concierge to guide their choices and connect them with resources that match their needs. For more information visit: http://www.veon.com. Disclaimer This release contains "forward-looking statements", as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and include statements relating to, among other things, expectations regarding management plans and the ability to successfully execute operating model, governance and development plans. Forward-looking statements are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Furthermore, elements of this release contain, or may contain, "inside information" as defined under the Market Abuse Regulation (EU) No. 596/2014. VEON Contacts Communications Investor Relations Kieran Toohey Nik Kershaw pr@veon.com ir@veon.com Tel: +31 20 79 77 200 Tel: +31 20 79 77 200